Exhibit 1

Oi S.A. – In Judicial Reorganization

CNPJ/MF nº 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 358/02, informs its shareholders and the market in general that on August 9, 2017, the Chairman of the Company’s Board of Directors received an Official Letter from the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, copy attached herein, and such letter was forwarded to all other Members of the Board of Directors and preliminarily discussed in the Board of Directors’ meeting held that same day.

Rio de Janeiro, August 10, 2017

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

SAUS, Quadrant 6, Block H, 10th Floor, South Wing - Asa Sul, Brasília/DF, Zip Code 70070-940
Phone: +55 (61) 2312-2003 - http://www.anatel.gov.br

Reference: If you respond to this Official Letter, expressly indicate Process No. 53500.208342/2015-96.

Important: The SEI External Access (www.anatel.gov.br/seiusuarioexterno) allows for Electronic Petitioning to initiate a New or Ongoing Proceeding, in which the second option is possible to answer this Official Letter. SEI Public Research Page: www.anatel.gov.br/seipesquisa

Official Letter No. 21/2017/SEI/PR- ANATEL

To Mr.

JOSÉ MAURO METTREAU CARNEIRO DA CUNHA

Chairman of the Board of Directors of Oi S.A.

425 Humberto de Campos Street – 8th Floor – Leblon

22430-190 – Rio de Janeiro, RJ

Subject: Reorganization Plan presented by Oi

Mr. Chairman,

1.                                     At the meeting held on August 1, 2017, at the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, previously called for by Anatel’s Directors’ Council , were in attendance Luís Maria Viana Palha da Silva, the Chairman of Oi’s Board of Directors, due to the impediment of the titular Chiarman José Mauro Mettrau Carneiro da Cunha, and the following members/shareholders: Ricardo Reisen de Pinho; Demian Fiocca; Thomas Conelius Azevedo Reichemheim; Hélio Calixto da Costa; Nelson Sequeiros Rodriguez Tanure, and Eliane Aleixo Lustosa de Andrade, representing BNDESpar, as well as members of the company’s Board of Officers.

2.                                     Pursuant to the call for the meeting, the meeting’s purpose was circumsbribed to the following topics: a) presentation on the status of the company’s judicial reorganization proceeding, ongoing before the Justice Court of the State of Rio de Janeiro (Tribunal de Justiça do Estado do Rio de Janeiro), or TJRJ; b) detailed presentation of the operating balance sheet; c) information on the negotiations with financial institutions and small creditors; d) situation on the regulatory debt; e) perspectives on share capital increase; f) draft of a reorganization plan to be presented to the reorganization and bankruptcy court of the TJRJ.

3.                                     In addition to specific issues and technical, legal and economic and financial details, the company, through its board members and officers, shared information on the schedule of contracts to be entered into before offering the judicial reorganization plan, which integrate the concept of Plain Support Agreement, or PSA, through which an estimated amount of eight billion Brazilian reais are expected to be obtained, be it through direct contribution, or through share capital increase. The company estimates a R$13.3 billion debt, and proposes, in their judicial reorganization plan, the negotiation of 6.1 billion Brazilian reais, through Consent Decrees (Termos de Ajustamento de Conduta), or TACs, and of R$7.2 billion, through the Regularization Program for Non Taxed Debits (Programa de Regularização de Débitos Não Tributados), or PRD. The company also showed confidence in the mediation as a mechanism for debt renegotiation.

4.                                     Anatel’s Directors’ Council, which was fully present, through interventions and questions to Oi’s representatives, pursuant to the Public Notice disclosed that same day August 1, 2017, made it known that: a) it understands that an effective contribution of new capital to the company is necessary; b) the plan draft, although it is a version still subject to reexamination by the company, presents a margin for questioning on its timing reliability and capital contribution guarantees; c) regarding public credits, Anatel subjects itself to the legal rules that govern the differential treatment of public credits; d) Anatel subjects itself to the legal interpretations defended by the Office of the General Counsel for the Federal Government and by the Federal Attorney General, especially regarding the separation of credits by their nature.

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5.                                     Given the form and conditions presented in the meeting, Anatel’s Directors’ Council understands that a reformulated version of the judicial reorganization plan needs to be presented, in up to 15 (fifteen) days, counting from this Official Letter, which contemplates: a) demonstration that the company is in good conditions to obtain other sources of funding in the same amount which was set out for the bondholders, or to offer legal guarantee for the proposed funding; b) capital contribution alternatives, in addition to the bond conversion proposal; c) viable conditions for immediate funding or in a smaller time period than foreseen in the proposed plan; d) guarantees of execution and timing reliability of capital contribution; e) clarification regarding the interest and viability of settlement of debts before the Anatel, through non-tax credit recovery program, pursuant to Provisional Presidential Measure No. 780/2017.

Sincerely,

[Document electronically signed by Juarez Martinho Quadros do Nascimento, President, on August 7, 2017, at 4:18 p.m., Brasília time, pursuant to Article 23, item II, of Ordinance No. 912/2017 of Anatel.]

[This document’s authenticity can be checked at http://anatel.gov.br/autenticidade, informing the verification code 1745927 and the CRC code 12F93DD1.]

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